Mail Stop 3-8


								March 25, 2005


By Facsimile and U.S. Mail

Joseph R. Rodriguez, Jr.
Chief Financial Officer
International Food Products Group, Inc.
170 Newport Center Drive, Suite 260
Newport Beach, California 92660

		RE:	International Food Products Group, Inc.
			File No. 0-33251
			Form 10-KSB for the fiscal year ended June 30, 2004
			Filed November 16, 2004
			Forms 10-QSB for the quarters ended September 30 and
December 31, 2004


Dear Mr. Rodriguez:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*************




FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Description of Property, page 2

2. Your disclosures on page 5 of MD&A imply that you own a coffee roasting facility in Columbia. Please either revise your property disclosures to include the applicable disclosures required by Item 102 of Regulation S-B with respect to this facility, or otherwise revise your MD&A disclosures to clarify.

Management`s Discussion and Analysis or Plan of Operation

Plan of Operations, page 5

3. Please ensure the discussion of your plan of operations is both realistic, in terms of your near-term prospects, and also well balanced, in terms of the potential barriers to achieving your plans.
In this regard, we note your statement that sales of your Columbian
Supremo fractional packs are to be rolled out on a national basis in the next 90 to 120 days and that this program should exceed $12 million in annual sales. In light of your limited sales activity in the two quarters subsequent to the balance sheet date, it appears that this statement may have been overly optimistic. Likewise, we are unclear as to how you are able to support such statements as "we adhere to higher quality standards than approximately ninety-five percent of the market place." Please consider whether such statements are appropriately included in your future discussions. Finally, we note that in order to implement your plan of operations, you must be successful in raising additional debt or equity funds. We believe this type of information should be discussed in the context of the discussion of your plan of operations.

Critical Accounting Policies, page 7

4. Please revise to discuss the judgments, estimates, and assumptions involved in determining your estimate of sales returns, discounts and allowances. In this regard, we note that returns, discounts, and allowances represented 28% of gross sales in the year ended June
30,
2004.




Results of Operations for the Fiscal Years Ended June 30, 2004 and
2003

General and Administrative Expenses, page 8

5. Please revise your disclosures to discuss why there was such a significant increase in general and administrative expenses in the period ended June 30, 2004. Given the materiality of both the expense and the change in the expense, please be specific in your discussion. Please also indicate whether you expect to continue to incur this level of general and administrative expense in future periods and why or why not. Show us supplementally what the revised disclosure would look like in future filings.

Controls and Procedures, page 12


6. Your disclosure provides that your principal executive and financial officers evaluated the effectiveness of your disclosure controls and procedures "[a]s required by Rule 13a-14 under the Securities Exchange Act of 1934..." However, Exchange Act Rules 13a-
15(e) and 15d-15(e) define disclosure controls and procedures. Please amend the filing to revise your citation to reference the correct rules. Please also make conforming amendments to your Forms
10-QSB for the quarters ended September 30, 2004 and December 31,
2004.

7. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report."
However,
Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please amend your filing accordingly and also make conforming amendments to your Forms 10-QSB for the quarters ended September 30, 2004 and December 31, 2004.

8. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in the Exchange Act.
However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting [them] to material information relating to [the
Company] which is required to be included in [the Company`s] periodic
SEC filings." Please also state whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).


9. Please revise your disclosures in the amended Forms 10-KSB and 10-
QSB to identify "any changes," not just "significant" changes, in your internal controls over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B for guidance.

Exhibits and Reports on Form 8-K, page 14

10. Please note that all exhibits required by the exhibit table in
Item 601 of Regulation S-B must be filed or incorporated by reference into your periodic filings. Please revise your future filings accordingly.

Financial Statements

Statements of Shareholders` Deficit, page F-6

11. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please supplementally provide an itemized chronological schedule covering all equity instruments issued in exchange for services, in satisfaction of compensation and in satisfaction of notes payable from July 1, 2002 through December 31, 2004. Provide the following information separately for each equity issuance:

a) The date of the transaction;

b) The quoted market price of your common stock on the date of the transaction;

c) The number of restricted and/or unrestricted shares granted;

d) The per share amount paid, if any;

e) Management`s estimate of fair market value per share and how the estimate was made (in this regard, please elaborate in detail on how you arrived at any discount from the quoted market price of your common stock on the date of grant in arriving at fair market value);

f) The identity of the recipient, indicating if the recipient was a related party; and

g) The amount of expense recorded related to the equity issuance, if any.

Please also address in your response your basis in GAAP for recording any of the restricted or unrestricted share issuances at less than the fair market value of your common stock on the date of issuance.
We may have further comment.

 Notes to the Financial Statements

General

12. Please provide the disclosures regarding revenues by product group and revenues and long-lived assets by geographic area required by paragraphs 37-38 of SFAS 131.

13. Based on your disclosures on page 9 regarding your susceptibility to currency exchange rate fluctuations, it appears that you may have material foreign currency transaction gains and/or losses included in your statements of operations. Accordingly, please refer to paragraph 30 of SFAS 52 and disclose the aggregate transaction gain or loss included in net income for each period presented, if material.

Note 2.  Summary of Significant Policies

Revenue Recognition, page F-9

14. Your disclosures state that revenue is recognized at the time products are shipped to customers, but you do not state when title transfer occurs or who assumes risk of loss during shipment. Supplementally please explain to us how your accounting policy complies with the delivery and performance requirements of Topic 13:A of SAB 104. If your shipping terms determine risk of loss and/or title transfer, you should disclose such terms in your future filings. Please also tell us when title transfers to the customer and who assumes risk of loss if the product is damaged during shipment to the customer. Please also revise your disclosures to clarify how your policy complies with GAAP when revenue is recognized prior to delivery of the product to the customer.

Recent Accounting Pronouncements, page F-13

15. You refer the reader to "Note 8 - Subsequent Events, Lease Commitments," for a discussion of a lease transaction that you planned to enter with an entity that may be considered a VIE; yet
this note appears to have been omitted.   Moreover, we did not
find
any discussion of such a lease transaction in your first or second quarter Forms 10-QSB. Please advise us as to whether subsequent to the balance sheet date, you entered into any leasing transactions with entities that are VIEs under FIN 46R. If so, please revise your disclosures in future filings to explain the application of FIN
46R
to the leasing transaction.   Show us supplementally how the
disclosure will read in future filings.





Note 10.  Contingencies and Concentrations

Litigation, page F-20

16. We note your disclosure that you have stipulated to a judgment against you in favor of Flair Packaging and that you are currently working out a payment schedule for this judgment. Please confirm to us that you have accrued a liability for the full amount of the judgment. Also tell us and disclose in future filings the line item on the balance sheet where this accrual is included.

Exhibits 31.1 and 31.2

17. Please amend your Form 10-KSB for the year ended June 30, 2004 and your Forms 10-QSB for the periods ended September 30, 2004 and December 31, 2004 to revise your certifications to read exactly as set forth in Item 601 of Regulation S-B.


FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2004

Statements of Cash Flows, page F-5

18. We note your use of the term Cash and Cash Equivalents.
Please
revise your footnote disclosures to define the term cash equivalents as used herein.

Exhibits and Reports on Form 8-K

19. Please note that if you entered into the cross-marketing agreement with Silverado Corporation during the six months ended December 31, 2004, you are required to file it as an exhibit to your
Form 10-QSB. Please include the agreement in the amended Form 10-QSB or confirm that the agreement was signed subsequent to quarter-end.
See paragraph (a)(3) of Item 601 of Regulation S-B.

Exhibit 31.2

20. Please amend your Form 10-QSB to show the proper title of Joseph
Rodriguez under his signature.  Please similarly revise your Form
10-
QSB for the period ended September 30, 2004.



************************************


	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Staff Accountant Ta Tanisha Henderson at (202) 942-2958, or in her absence, to Robyn Manuel at (202) 942-7786, or me at
(202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

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March 28, 2005
Page 1